UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Mexico

(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             Form 20-F |X|         Form 40-F |   |

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes |   |                    No |X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V. (Registrant)

Date: May 9, 2005.	By:	/s/ Luis García Limón
	Name:	Luis García Limón
	Title:	Chief Executive Officer

PRESS RELEASE	Contact:	Adolfo Luna Luna José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 33 1057 5740

GRUPO SIMEC ANNOUNCES FINAL AUDITED RESULTS OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2004

GUADALAJARA, MEXICO, May 4, 2005- Grupo Simec, S.A. de C.V. (AMEX-SIM) (“Simec”) announced today its final audited results of operations for the year ended December 31, 2004. Net sales increased 94% to Ps. 5,683 million in 2004 (including the net sales recorded since August 1, 2004 generated by the newly acquired plants in Apizaco and Cholula of Ps. 1,193 million), compared to Ps. 2,930 million in 2003, primarily due to higher finished product prices and also resulting from higher production levels. Primarily as a result of the foregoing, Simec recorded net income of Ps. 1,406 million in 2004 versus net income of Ps. 308 million in 2003.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from its parent company Industrias CH, S.A. de C.V. (“ICH”) of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operations of both plants are reflected in Simec’s financial results as of such date.

Simec sold 773,297 metric tons of basic steel products during 2004 (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula), an increase of 23% as compared to 628,243 metric tons in 2003. Exports of basic steel products were 97,126 metric tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 metric tons in 2003. Additionally Simec sold 41,832 tons of billet in 2004 as compared to 63,616 tons of billet in 2003. Prices of finished products sold in 2004 increased 63% in real terms versus 2003.

Simec’s direct cost of sales was Ps. 3,303 million in 2004 (including Ps. 834 million relating to the newly acquired plants in Apizaco and Cholula), or 58% of net sales, versus Ps. 1,925 million, or 66% of net sales, for 2003. The average cost of raw materials used to produce steel products increased 45% in real terms in 2004 versus 2003, primarily as a result of significant increases in the price of scrap and certain other raw materials. Indirect manufacturing, selling, general and administrative expenses (including depreciation) were Ps. 571 million during 2004 (including Ps. 73 million relating to the newly acquired plants in Apizaco and Cholula), compared to Ps. 488 million in 2003.

Simec’s operating income increased 250% to Ps. 1,809 million during 2004 (including Ps. 286 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 517 million in 2003. Operating income was 32% of net sales in 2004 compared to 18% of net sales in 2003.

Simec recorded other expense, net, of Ps. 37 million in 2004 compared to other expense, net, of Ps. 31 million in 2003. In addition, Simec recorded a provision for income tax and employee profit sharing of Ps. 330 million in 2004 versus a provision of Ps. 152 million in 2003.

Simec recorded financial expense of Ps. 36 million in 2004 compared to financial expense of Ps. 26 million in 2003 as a result of (i) net interest income of Ps. 6 million in 2004 compared to net interest expense of Ps. 13 million in 2003, (ii) an exchange gain of Ps. 4 million in 2004 compared to an exchange loss of Ps. 3 million in 2003, reflecting lower debt levels during 2004 and a decrease of 0.3% in the value of the peso versus the dollar in 2004 compared to a decrease of 9% in the value of the peso versus the dollar in 2003 and (iii) a loss from monetary position of Ps. 46 million in 2004 compared to a loss from monetary position of Ps. 10 million in 2003, reflecting the domestic inflation rate of 5.2% in 2004 compared to the domestic inflation rate of 4% in 2003 and lower debt levels during the 2004 period.

At December 31, 2004, Simec’s total consolidated debt consisted of approximately $13.9 million of U.S. dollar denominated debt, including indebtedness in respect of a letter of credit of $13.6 million. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to ICH.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at December 31, 2004.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2004 AND 2003
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

1	TOTAL ASSETS	8,947,596	100	6,316,897	100

2	CURRENT ASSETS	2,801,907	31	1,325,343	21

3	CASH AND SHORT-TERM INVESTMENTS	506,475	6	542,940	9

4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	963,201	11	453,699	7

5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	193,778	2	20,055	0

6	INVENTORIES	1,129,862	13	303,885	5

7	OTHER CURRENT ASSETS	8,591	0	4,764	0

8	LONG-TERM	0	0	10,835	0

9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	10,835	0

10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0

11	OTHER INVESTMENTS	0	0	0	0

12	PROPERTY, PLANT AND EQUIPMENT	5,842,382	65	4,709,665	75

13	PROPERTY	2,179,647	24	2,017,328	32

14	MACHINERY AND INDUSTRIAL	5,924,279	66	4,750,394	75

15	OTHER EQUIPMENT	151,170	2	142,523	2

16	ACCUMULATED DEPRECIATION	2,423,854	27	2,201,129	35

17	CONSTRUCTION IN PROGRESS	11,140	0	549	0

18	DEFERRED ASSETS (NET)	303,307	3	271,055	4

19	OTHER ASSETS	0	0	0	0

20	TOTAL LIABILITIES	2,363,766	100	1,450,344	100

21	CURRENT LIABILITIES	909,352	38	341,351	24

22	SUPPLIERS	588,884	25	217,696	15

23	BANK LOANS	153,124	6	20,069	1

24	STOCK MARKET LOANS	3,402	0	3,569	0

25	TAXES TO BE PAID	38,628	2	40,993	3

26	OTHER CURRENT LIABILITIES	125,314	5	59,024	4

27	LONG-TERM LIABILITIES	0	0	0	0

28	BANK LOANS	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

30	OTHER LOANS	0	0	0	0

31	DEFERRED LOANS	1,454,414	62	1,108,993	76

32	OTHER LIABILITIES	0	0	0	0

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,583,830	100	4,866,553	100

34	MINORITY INTEREST	310	0	264	0

35	MAJORITY INTEREST	6,583,520	100	4,866,289	100

36	CONTRIBUTED CAPITAL	4,154,610	63	3,909,419	80

37	PAID-IN CAPITAL STOCK (NOMINAL)	1,948,155	30	1,925,252	40

38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,329,185	20	1,328,345	27

39	PREMIUM ON SALES OF SHARES	655,822	10	655,822	13

40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	221,448	3	0	0

41	CAPITAL INCREASE (DECREASE)	2,428,910	37	956,870	20

42	RETAINES EARNINGS AND CAPITAL RESERVE	1,624,504	25	1,316,315	27

43	REPURCHASE FUND OF SHARES	84,226	1	84,226	2

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS EQUITY	(686,212)	(10)	(751,860)	(15)

45	NET INCOME FOR THE YEAR	1,406,392	21	308,189	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CATEGORIES
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	%	AMOUNT	%

3	CASH AND SHORT-TERM INVESTMENTS	506,475	100	542,940	100

46	CASH	171,476	34	173,304	32

47	SHORT-TERM INVESTMENTS	334,999	66	369,636	68

18	DEFERRED ASSETS (NET)	303,307	100	271,054	100

48	AMORTIZED OR REDEEMED EXPENSES	230,089	76	271,054	100

49	GOODWILL	0	0	0	0

50	DEFERRED TAXES	0	0	0	0

51	OTHERS	73,218	24	0	0

21	CURRENT LIABILITIES	909,352	100	341,351	100

52	FOREIGN CURRENCY LIABILITIES	373,025	41	88,549	26

53	MEXICAN PESOS LIABILITIES	536,327	59	252,802	74

24	STOCK MARKET LOANS	3,402	100	3,569	100

54	COMMERCIAL PAPER	0	0	0	0

55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,402	100	3,569	100

56	CURRENT MATURITIES OF BONDS	0	0	0	0

26	OTHER CURRENT LIABILITIES	125,314	100	59,024	100

57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0

58	OTHER CURRENT LIABILITIES WITHOUT COST	125,314	100	59,024	100

27	LONG-TERM LIABILITIES	0	0	0	0

59	FOREIGN CURRENCY LIABILITIES	0	0	0	0

60	MEXICAN PESOS LIABILITIES	0	0	0	0

29	STOCK MARKET LOANS	0	0	0	0

61	BONDS	0	0	0	0

62	MEDIUM TERM NOTES	0	0	0	0

30	OTHER LOANS	0	0	0	0

63	OTHER LOANS WITH COST	0	0	0	0

64	OTHER LOANS WITHOUT COST	0	0	0	0

31	DEFERRED LOANS	1,454,414	100	1,108,993	100

65	NEGATIVE GOODWILL	0	0	0	0

66	DEFERRED TAXES	1,433,194	99	1,099,539	99

67	OTHERS	21,220	1	9,454	1

32	OTHER LIABILITIES	0	0	0	0

68	RESERVES	0	0	0	0

69	OTHER LIABILITIES	0	0	0	0

44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCKHOLDERS’ EQUITY	(686,212)	(100)	(751,860)	(100)

70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(686,212)	(100)	(751,860)	(100)

71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

S		AMOUNT	AMOUNT

72	WORKING CAPITAL	1,892,555	983,992

73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0

74	EXECUTIVES (*)	22	25

75	EMPLOYERS (*)	802	374

76	WORKERS (*)	1,194	889

77	COMMON SHARES (*)	133,542,984	131,973,022

78	REPURCHASED SHARES (*)	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
FROM JANUARY 1 TO DECEMBER 31 OF 2004 AND 2003
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	5,682,952	100	2,930,138	100

2	COST OF SALES	3,302,887	58	1,924,957	66

3	GROSS INCOME	2,380,065	42	1,005,181	34

4	OPERATING EXPENSES	570,449	10	487,754	17

5	OPERATING INCOME	1,809,616	32	517,427	18

6	TOTAL FINANCING COST	36,185	1	25,679	1

7	INCOME AFTER FINANCING COST	1,773,431	31	491,748	17

8	OTHER FINANCIAL OPERATIONS	36,658	1	31,158	1

9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	1,736,773	31	460,590	16

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	330,381	6	152,400	5

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	1,406,392	25	308,190	11

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	1,406,392	25	308,190	11

14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	1,406,392	25	308,190	11

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	1,406,392	25	308,190	11

19	NET INCOME OF MINORITY INTEREST	0	0	1	0

20	NET INCOME OF MAJORITY INTEREST	1,406,392	25	308,189	11

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	5,682,952	100	2,930,138	100

21	DOMESTIC	5,076,148	89	2,594,400	89

22	FOREIGN	606,804	11	335,738	11

23	TRANSLATED INTO DOLLARS (***)	52,468	0	28,810	0

6	TOTAL FINANCING COST	36,185	100	25,679	100

24	INTEREST PAID	16,237	45	18,672	73

25	EXCHANGE LOSSES	0	0	2,676	10

26	INTEREST EARNED	21,806	60	5,692	22

27	EXCHANGE PROFITS	3,833	11	0	0

28	(GAIN) LOSS FROM MONETARY POSITION	45,587	126	10,023	39

8	OTHER FINANCIAL OPERATIONS	36,658	100	31,158	100

29	OTHER NET EXPENSES (INCOME) NET	36,658	100	31,158	100

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	330,381	100	152,400	100

32	INCOME TAX	22,246	7	28,151	18

33	DEFERRED INCOME TAX	308,135	93	119,151	78

34	WORKERS’ PROFIT SHARING	0	0	5,098	3

35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	AMOUNT

36	TOTAL SALES	6,010,077	3,141,101

37	NET FISCAL INCOME OF THE YEAR	0	0

38	NET SALES (**)	5,682,952	2,930,138

39	OPERATION INCOME (**)	1,809,616	517,427

40	NET INCOME OF MAJORITY INTEREST (**)	1,406,392	308,189

41	NET CONSOLIDATED INCOME (**)	1,406,392	308,190

(**) THE RESTATED INFORMATION FOR THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENTOF THE SECOND QUARTER
FROM OCTOBER 1 TO DECEMBER 31 OF 2004 AND 2003
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,733,068	100	795,063	100

2	COST OF SALES	1,053,246	61	526,906	66

3	GROSS INCOME	679,822	39	268,157	34

4	OPERATING EXPENSES	157,347	9	116,606	15

5	OPERATING INCOME	522,475	30	151,551	19

6	TOTAL FINANCING COST	20,133	1	(118)	0

7	INCOME AFTER FINANCING COST	502,342	29	151,669	19

8	OTHER FINANCIAL OPERATIONS	53,291	3	31,455	4

9	INCOME BEFORE TAXES AND WORKERS’ PROFIT SHARING	449,051	26	120,214	15

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	103,395	6	112,431	14

11	NET INCOME AFTER TAXES AND WORKERS’ PROFIT SHARING	345,656	20	7,783	1

12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0

13	CONSOLIDATED NET INCOME FROM CONTINUOS OPERATIONS	345,656	20	7,783	1

14	INCOME FROM DISCONTINUOUS OPERATIONS	0	0	0	0

15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	345,656	20	7,783	1

16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0

17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0

18	NET CONSOLIDATED INCOME	345,656	20	7,783	1

19	NET INCOME OF MINORITY INTEREST	0	0	1	0

20	NET INCOME OF MAJORITY INTEREST	345,656	20	7,782	1

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED EARNING STATEMENT OF THE SECOND QUARTER
BREAKDOWN OF MAIN CONCEPTS
FROM OCTOBER 1 TO DECEMBER 31 OF 2004 AND 2003
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

R		AMOUNT	%	AMOUNT	%

1	NET SALES	1,733,068	100	795,063	100

21	DOMESTIC	1,576,201	91	676,961	85

22	FOREIGN	156,867	9	118,102	15

23	TRANSLATED INTO DOLLARS (***)	13,863	0	9,971	0

6	TOTAL FINANCING COST	20,133	100	(118)	100

24	INTEREST PAID	1,082	5	506	429

25	EXCHANGE LOSSES	7,907	39	0	0

26	INTEREST EARNED	3,150	16	2,872	2,434

27	EXCHANGE PROFITS	0	0	7,051	5,975

28	(GAIN) LOSS FROM MONETARY POSITION	14,294	71	9,299	7,881

8	OTHER FINANCIAL OPERATIONS	53,291	100	31,455	100

29	OTHER NET EXPENSES (INCOME) NET	53,291	100	31,455	100

30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0

31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS’ PROFIT SHARING	103,395	100	112,431	100

32	INCOME TAX	(633)	(1)	2,921	3

33	DEFERRED INCOME TAX	104,028	101	105,567	94

34	WORKERS’ PROFIT SHARING	0	0	3,943	3

35	DEFERRED WORKERS’ PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO DECEMBER 31 OF 2004 AND 2003
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

1	CONSOLIDATED NET INCOME	1,406,392	308,190

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	537,435	345,044

3	CASH FLOW FROM NET INCOME OF THE YEAR	1,943,827	653,234

4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(1,063,786)	(228,623)

5	CASH GENERATED (USED) IN OPERATING ACTIVITIES	880,041	424,611

6	CASH FLOW FROM EXTERNAL FINANCING	143,368	(352,793)

7	CASH FLOW FROM INTERNAL FINANCING	245,191	377,255

8	CASH FLOW GENERATED (USED) BY FINANCING	388,559	24,462

9	CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES	(1,305,065)	(25,404)

10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(36,465)	423,669

11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	542,940	119,271

12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	506,475	542,940

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

C		AMOUNT	AMOUNT

2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	537,435	345,044

13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	213,858	191,635

14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	1,286	260

15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE		0

16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0

17	+ (-) OTHER ITEMS	0	0

40	+ (-) OTHER ITEMS WHICH DO NOT AFFECT EBITDA	322,291	153,149

4	CASH FLOW CHANGE IN WORKING CAPITAL	(1,063,786)	(228,623)

18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLES	(509,502)	(21,135)

19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(825,977)	(9,529)

20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLES	(163,466)	40,427

21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	371,188	(10,166)

22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	63,971	(228,220)

6	CASH FLOW FROM EXTERNAL FINANCING	143,368	(352,793)

23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	151,958	1,661

24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0

25	+ DIVIDEND RECEIVED	0	0

26	OTHER FINANCING	10,480	78

27	BANK FINANCING AMORTIZATION	(19,070)	(354,532)

28	(-) STOCK MARKET AMORTIZATION	0	0

29	(-) OTHER FINANCING AMORTIZATION	0	0

7	CASH FLOW FROM INTERNAL FINANCING	245,191	377,255

30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	23,743	377,255

31	(-) DIVIDENDS PAID	0	0

32	+ PREMIUM ON SALE OF SHARES	0	0

33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	221,448	0

9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(1,305,065)	(25,404)

34	+ (-) INCREASE 8DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0

35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,235,529)	(61,895)

36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0

37	+ SALE OF OTHER PERMANET INVESTMENTS	0	0

38	+ SALE OF TANGIBLE FIXED ASSETS	0	0

39	+ (-) OTHER ITEMS	(69,536)	36,491

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

RATIOS
CONSOLIDATED

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

P

	YIELD

1	NET INCOME TO NET SALES	24.75%	10.52%

2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	21.36%	6.33%

3	NET INCOME TO TOTAL ASSETS (**)	15.72%	4.88%

4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%

5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(3.24)%	(3.25)%

	ACTIVITY

6	NET SALES TO NET ASSETS (**)	0.64 times	0.46 times

7	NET SALES TO FIXED ASSETS (**)	0.97 times	0.62 times

8	INVENTORIES ROTATION (**)	2.92 times	6.33 times

9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	53 days	49 days

10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.37%	78.99%

	LEVERAGE

11	TOTAL LIABILITIES TO TOTAL ASSETS	26.42%	22.96%

12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.36 times	0.30 times

13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	15.78%	6.11%

14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%

15	OPERATING INCOME TO INTEREST PAID	111.45	27.71 times

16	NET SALES TO TOTAL LIABILITIES (**)	2.40 times	2.02 times

	LIQUIDITY

17	CURRENT ASSETS TO CURRENT LIABILITIES	3.08 times	3.88 times

18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.84 times	2.99 times

19	CURRENT ASSETS TO TOTAL LIABILITIES	1.19 times	0.91 times

20	AVAILABLE ASSETS TO CURRENT LIABILITIES	55.70%	159.06%

	CASH FLOW

21	CASH FLOW FROM NET INCOME TO NET SALES	34.20%	22.29%

22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(18.72)%	(7.80)%

23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	54.20 times	22.74 times

24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	36.90%	(1,442.21)%

25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	63.10%	1,542.21%

26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	94.67%	243.64%

(**) IN THESE RATIOS PROVIDE INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DATE PER SHARE
CONSOLIDATED

JUDGED INFORMATION

REF	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

D

1	BASIC PROFIT PER ORDINARY SHARE (**)	$10.58	$2.59

2	BASIC PROFIT PER PREFERENCE SHARE (**)	$0.00	$0.00

3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$0.00

4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$10.58	$2.59

5	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00

6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00

7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$0.00

8	CARRYING VALUE PER SHARE	$49.30	$36.87

9	CASHH DIVIDEND ACCUMULATED PER SHARE	$0.00	$0.00

10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares

11	MARKET PRICE TO CARRYING VALUE	1.83 times	1.07 times

12	MARKET PRICE TO BASIC PROFIT PER COMMON SHARE (**)	8.51 times	15.23 times

13	MARKET PRICE TO BASIC PROFIT PER PREFERENCE SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES

CONSOLIDATED

JUDGED INFORMATION

s35.- Stockholders’ Equity:
Effects of inflation - The effects of inflation on stockholders’ equity at December 31, 2004 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,948,155	Ps. 1,329,185	Ps. 3,277,340
Additional paid-in capital	549,517	106,305	655,822
Contributions for future Capital increases	216,699	4,749	221,448
Retained earnings	2,557,949	557,173	3,115,122
Excess resulting from restating
Stockholders’ equity to reflect
Certain effects of inflation	—	184,763	184,763
Effect deferred income tax
Bulletin D-4	(662,340)	(208,635)	(870,975)

s39.- Premium in subscription of Capital Stock made in March 29, 2001.

s44.- In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liabilities resulting from the adoption of this Bulletin was Ps. 1,433,194 at December 31, 2004 compared to Ps. 1,099,539 at December 31, 2003. The effect on Simec’s consolidated statement of income in 2004 was an increase of Ps. 308,135 in the provision for income tax and employee profit sharing compared to an increase of Ps. 119,151 in 2003. These provisions do not affect the cash flow of Simec.

r24.- Simec doesn’t have interest paid in UDI’s

r26.- Simec doesn’t have interest earned in UDI’s

c02.- Consolidated Statements of Changes in Financial Position

The net loss in money exchange and net profit in liabilities actualization are as follows:

	December 31, 2004	December 31, 2003
Net loss (profit) in money exchange	Ps. (325)	Ps. 5,814
Net loss (profit) in liabilities actualization	(1,166)	(14,413)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

DIRECTOR REPORT
ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

INFORMATION CONCERNING LIQUIDITY AND CAPITAL RESOURCES AND DEBT OBLIGATIONS
WITH BANKS AND COMMERCIAL CREDITORS

Liquidity and Capital Resources

At December 31, 2004, Simec’s total consolidated debt consisted of approximately $13.9 million of U.S. dollar denominated debt, including indebtedness in respect of a letter of credit of $13.6 million and $0.3 million of MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

Simec’s bank debt repayment in March 2004 resulted in the payment in full of its outstanding bank debt. This payment permitted to Simec to cancel the industrial mortgage securing the bank debt and Simec is no longer required to comply with various affirmative and negative covenants.

On September 10, 2004 Simec completed the acquisition of the property, plant and equipment and the inventories, and assumed liabilities associated with seniority premiums of employees, of the Mexican steel-making facilities of Industrías Ferricas del Norte, S.A. (Corporación Sidenor of Spain) located in Apizaco, Tlaxcala and Cholula, Puebla. Simec’s total investment in this transaction was approximately U.S. $135 million, funded with internally generated resources of Simec and capital contributions from ICH of U.S. $19 million for capital stock to be issued in the second quarter of 2005. Simec began to operate the plants in Apizaco, Tlaxcala and Cholula, Puebla on August 1, 2004, and, as a result, the operation of both plants is reflected in Simec’s financial results as of such date.

In December 2003 Simec acquired Administradora de Cartera de Occidente, S.A. de C.V. (“Acosa”) from ICH for nominal consideration. Acosa’s sole assets are a portfolio of defaulted receivables it acquired in June 2003 from various Mexican banks which are in the process of liquidation. The purchase price of the portfolio is payable by Acosa solely from recoveries if any, net of expenses of collection, with respect to the defaulted receivables; upon payment of the purchase price from recoveries on the portfolio, Acosa and the Mexican banks will share in any additional recoveries, net of expenses of collection, on a 50%/50% basis.

In November 2003, ICH converted into common shares of Simec the capital contribution to Simec made in May 2003, in the amount of $14.5 million (the proceeds of which were used to retire debt owed to ICH) for capital stock issued in the fourth quarter of 2003, at a conversion price equivalent to U.S $1.41 (Ps. 14.588) per American Depositary Share. In May 2004, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of this conversion by ICH to purchase capital stock for Ps. 23.7 million at the price per share of Ps. 14.588 (the equivalent of U.S. $1.25 per American Depositary Share).

Net resources provided by operations were Ps. 880 million in 2004 versus Ps. 425 million of net resources provided by operations in 2003 (which amount for 2003 reflects the conversion of loans into common shares of Simec for Ps. 194 million). Net resources provided by financing activities were Ps. 389 million in 2004 (which amount reflects prepayment of bank debt and a capital contribution from ICH to Simec in the amount of Ps. 221 million ($19 million) for capital stock to be issued in the second quarter of 2005) versus Ps. 24 million of net resources provided by financing activities in 2003 (which amount reflects the prepayment of Ps. 355 million ($31.4 million) of bank debt, the conversion by ICH of Ps. 194 million of loans (plus accrued interest thereon) into common shares and a capital contribution from ICH to Simec in the amount of Ps. 163 million ($14.5 million) for capital stock issued in 2003). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 1,305 million in 2004 (which amount reflects the acquisition of the Apizaco and Cholula facilities) versus net resources used in investing activities of Ps. 25 million in 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Net Sales

Net sales of Simec increased 94% to Ps. 5,683 million in 2004 (including the net sales generated since August 1, 2004 by the newly acquired plants in Apizaco and Cholula of Ps. 1,193 million), compared to Ps. 2,930 million in 2003. Sales in tons of basic steel products increased 23% to 773,297 tons in 2004 (including 155,614 tons produced by the newly acquired plants in Apizaco and Cholula) compared to 628,243 tons in 2003. Exports of basic steel products increased 20% to 97,126 tons in 2004 (including 12,394 tons produced by the newly acquired plants in Apizaco and Cholula) versus 80,744 tons in 2003. Additionally, Simec sold 41,832 tons of billet in 2004, compared to 63,616 tons of billet in 2003. The average price of steel products increased 63% in real terms in 2004 versus 2003.

Direct Cost of Sales

Simec’s direct cost of sales increased 72% to Ps. 3,303 million in 2004 (including Ps. 834 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,925 million in 2003. Direct cost of sales as a percentage of net sales was 58% in 2004 compared to 66% in 2003. The average cost of raw materials used to produce steel products increased 45% in real terms in 2004 versus 2003, primarily as a result of increases in the price of scrap and certain other raw materials.

Marginal Profit

Simec’s marginal profit increased 137% to Ps. 2,380 million in 2004 (including Ps. 359 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 1,005 million in 2003. As a percentage of net sales, marginal profit was 42% in 2004 compared to 34% in 2003.

Indirect Manufacturing, Selling, General And Administrative Expenses

Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) increased 17% to Ps. 571 million in 2004 (including Ps. 73 million relating to the newly acquired plants in Apizaco and Cholula) from Ps. 488 million in 2003; Simec recorded an increase of Ps. 22 million in depreciation and amortization expense, which in 2004 was Ps. 214 million (including Ps. 25 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 192 million in 2003.

Operating Income

Simec’s operating income increased 250% to Ps. 1,809 million in 2004 (including Ps. 286 million relating to the newly acquired plants in Apizaco and Cholula) compared to Ps. 517 million in 2003. Operating income was 32% of net sales in 2004 and 18% of net sales in 2003.

Financial Income (Expense)

Simec recorded financial expense of Ps. 36 million in 2004 compared to financial expense of Ps. 26 million in 2003. Net interest income was Ps. 6 million in 2004 versus net interest expense of Ps. 13 million in 2003. Simec recorded an exchange gain of approximately Ps. 4 million in 2004 compared to an exchange loss of Ps. 3 million in 2003, reflecting a 0.3% decrease in the value of the peso versus the dollar in 2004 compared to a 9% decrease in the value of the peso versus the dollar in 2003 and lower debt levels in 2004. Simec recorded a loss from monetary position of Ps. 46 million in 2004 compared to a loss from monetary position of Ps. 10 million in 2003, reflecting the domestic inflation rate of 5.2% in 2004 as compared to 4% in 2003 and lower debt levels during 2004.

Other Income (Expense), Net

Simec recorded other expense, net, of Ps. 37 million in 2004 (reflecting (i) income from the recovery of an account recorded as a doubtful account of Ps. 14 million (ii) a reserve of Ps. 6 million relating to the clean-up of contaminated land at the Pacific Steel facilities, (iii) a reserve of Ps. 13 million relating to the realizable value of idle machinery and equipment, (iv) a reserve for doubtful accounts of Ps. 10 million and (iv) other expense related to financial operations of Ps. 22 million) compared to other expense, net, of Ps. 31 million in 2003 (reflecting (i) a reserve of Ps. 11 million relating to the clean-up of contaminated land at the Pacific Steel facilities, (ii) a reserve of Ps. 19 million relating to the realizable value of idle machinery and equipment and (iii) other expense related to other financial operations of Ps. 1 million).

Income Tax and Employee Profit Sharing

Simec recorded a provision of Ps. 330 million for income tax and employee profit sharing in 2004 (including a provision of Ps. 308 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 152 million in 2003 (including a provision of Ps. 119 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income

As a result of the foregoing, Simec recorded net income of Ps. 1,406 million in 2004 compared to net income of Ps. 308 million in 2003.

Pronouncements Applicable to Mexican GAAP

In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec’s long-term liability resulting from the adoption of this Bulletin was Ps. 1,433 million at December 31, 2004 compared to Ps. 1,100 million at December 31, 2003. The effect on Simec’s consolidated statement of income in 2004 was an increase of Ps. 308 million in the provision for income tax and employee profit sharing compared to an increase in the provision of Ps. 119 million in 2003. These provisions do not affect the cash flow of Simec.

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FINANCIAL STATEMENT NOTES
ANNEX 2

CONSOLIDATED

JUDGED INFORMATION

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderurgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

•	Compañía Siderurgica de California, S.A. de C.V.

•	Industrias del Acero y del Alambre, S.A. de C.V.

•	Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments - The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early adoption of Bulletin C-10 “Derivative Financial Instruments and Hedging”; therefore, at December 31, 2003 the fair value of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2004 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40

g. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

m. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2004 and 2003. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity - The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At December 31, 2004, Simec’s total consolidated debt consisted of approximately $13.9 million of U.S. dollar denominated debt, including indebtedness in respect of a letter of credit of $13.6 million and $0.3 million of MTN’s due 1998 (accrued interest at December 31, 2004 was $282,121) which were issued in 1993 as part of a $68 million issuance. At December 31, 2003, Simec had outstanding approximately $2 million of U.S. dollar-denominated debt. In March 2004, Simec prepaid $1.7 million of the remainder of its outstanding bank debt. At December 31, 2004 Simec owed no debt to its parent company, Industrias CH, S.A. de C.V. (“ICH”).

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 18,925 (U.S. $1,680,048) at December 31, 2004, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,207 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

CONSOLIDATED

JUDGED INFORMATION

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	TOTAL AMOUNT (Thousands of Pesos)

SUBSIDIARIES				ACQUISITION COST	PRESENT VALUE

1 CIA SIDERURGICA DE GUADALAJARA	MINI-MILL	10,495,205,984	99.99	1,049,521	4,536,294

2 ADMINISTRADORA DE CARTERA DE OCCIDENTE		49,999	99.99	50	(25,390)

TOTAL INVESTMENT IN SUBSIDIARIES				1,049,571	4,510,904

ASSOCIATEDS		0	0.00	0	0

TOTAL INVESTMENT IN ASSOCIATEDS				0	0

OTHER PERMANENT INVESTMENTS					0

TOTAL					4,510,904

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

CONSOLIDATED

JUDGED INFORMATION

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of Pesos)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands of Pesos)
					Time Interval						Time Interval

			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years or More

LETTER OF CREDIT

BBVA Bancomer	3/31/2005	3.37				153,124

TOTAL BANKS			0	0	0	153,124	0	0	0	0	0	0	0	0	0	0

LISTED IN THE MEXICAN
STOCK EXCHANGE

UNSECURED DEBT

MEDIUM TERM NOTES	12/15/1998	9.33	0	0	0	0	0	0	0	0	3,402		0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	0	0	3,402	0	0	0	0	0

SUPPLIERS

VARIOUS			415,546	0	0	118,613	0	0	0	0	0	54,725	0	0	0	0

TOTAL SUPPLIERS			415,546	0	0	118,613	0	0	0	0	0	54,725	0	0	0	0

OTHER CURRENT LIABILITIES
AND OTHER CREDITS

VARIOUS			82,153	0	0	19,150	0	0	0	0	0	24,011	0	0	0	0

OTHER CURRENT LIABILITIES			82,153	0	0	19,150	0	0	0	0	0	24,011	0	0	0	0
AND OTHER CREDITS

TOTAL			497,699	0	0	290,887	0	0	0	0	3,402	78,736	0	0	0	0

NOTES:
       1.- The exchange rate of the peso to the U.S. Dollar at December 31, 2004 was Ps. 11.2648

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

JUDGED INFORMATION

	DOLLARS		OTHER CURRENCIES		TOTAL

TRADE BALANCE	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

FOREING MONETARY POSITION

TOTAL ASSETS	68,091	767,017	0	0	767,017

LIABILITIES POSITION	32,809	369,600	304	3,425	373,025

SHORT TERM LIABILITIES POSITION	32,809	369,600	304	3,425	373,025

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	35,282	397,417	(304)	(3,425)	393,992

NOTES

        THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2004 WAS PS. 11.2648

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

JUDGED INFORMATION

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)

JANUARY	3,668,488	3,021,189	(647,299)	0.62	(4,023)

FEBRUARY	1,181,183	468,147	(713,036)	0.60	(4,265)

MARCH	1,400,780	596,467	(804,313)	0.34	(2,725)

APRIL	1,411,536	542,155	(869,381)	0.15	(1,312)

MAY	1,528,433	552,485	(975,948)	(0.25)	2,448

JUNE	1,748,525	551,719	(1,196,806)	0.16	(1,918)

JULY	1,890,011	488,639	(1,401,372)	0.26	(3,673)

AUGUST	2,097,374	484,552	(1,612,822)	0.62	(9,956)

SEPTEMBER	1,413,141	814,566	(598,575)	0.83	(4,949)

OCTOBER	1,468,531	640,756	(827,775)	0.69	(5,733)

NOVEMBER	1,673,344	697,878	(975,466)	0.85	(8,321)

DECEMBER	1,687,983	674,451	(1,013,532)	0.21	(2,094)

ACTUALIZATION					(783)

CAPITALIZATION					0

FOREIGN CORPORATION					0

OTHER					1,717

TOTAL					(45,587)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more. B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 3.08 times.
B) Accomplished the actual situation is 0.26
C) Accomplished the actual situation is 124.70

As of December 31, 2004, the remaining balance of the MTNs not exchanged amounts to Ps. 3,402 ($302,000 dollars).

C.P. José Flores Flores Chief Corporate Financial Planning Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	87

MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	75

INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	84

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

MAIN RAW MATERIALS
ANNEX 10

CONSOLIDATED

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

SCRAP	VARIOUS	SCRAP	VARIOUS	YES	52.10

ELECTRICITY	C.F.E			NO	9.31

FERROALLOYS	MINERA AUTLAN	FERROALLOYS	GFM TRADING	YES	7.00

ELECTRODES	UCAR CARBON MEXICANA	ELECTRODES	SGL CARBON GROUP	YES	1.74

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11

CONSOLIDATED

DOMESTIC SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	185	744,404	168	1,210,888

COMMERCIAL PROFILES	87	373,131	83	609,624

REBAR	186	680,647	136	950,251

FLAT BAR	78	358,333	72	533,128

STEEL BARS	220	941,299	208	1,556,056

OTHER	4	3,048	8	48,794

BILLET	42	107,321	42	167,407

T O T A L		3,208,183		5,076,148

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

SELLS DISTRIBUTION BY PRODUCT
ANNEX 11

CONSOLIDATED

FOREIGN SELLS

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MAIN DESTINATION

	VOLUME	AMOUNT	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES			12	78,528

COMMERCIAL PROFILES			7	47,997

REBAR			56	354,096

STEEL BARS			20	115,160

FLAT BAR			2	11,023

T O T A L				606,804

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

JUDGED INFORMATION

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)

			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL			15,283,350	118,259,634	0	133,542,984	222,963	1,725,192

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

133,542,984

SHARES PROPORTION BY :

CPO’S :	0
ADRS’s :	3,043,117 ADR’S OF 1 SHARE EACH ONE.
UNITS:	0
GDRS’s:	0
ADS’s:	0
GDS’s:	0

REPURCHASED OWN SHARES

MARKET VALUE OF THE SHARE
SERIES	NUMBER OF SHARES	AT REPURCHASE	AT QUARTER

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSTRUCTION IN PROGRESS
(Project, Total Investment and % of Advance)

ANNEX 13

CONSOLIDATED

JUDGED INFORMATION

THE PROYECTS IN PROGRESS AT DECEMBER 31, 2004, ARE:

PROYECTS IN PROGRESS TOTAL INVESTMENT PHISICAL ADVANCE FINISHED AT

PROYECTS IN PROGRESS	TOTAL INVESTMENT	PHISICAL ADVANCE	FINISHED AT

VARIOUS	11,140

TOTAL INVESTMENT AT DECEMBER 31, 2004	11,140

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

FOREIGN CURRENCY TRANSACTION AND EXCHANGE DIFFERENCES

ANNEX 14

CONSOLIDATED

JUDGED INFORMATION

Foreign currency transactions and exchange differences — All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. All foreign subsidiaries are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A. DE C.V.	QUARTER: 4 YEAR: 2004

CONSOLIDATED

JUDGED INFORMATION

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS FOURTH QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF CORPORATE FINANCIAL PLANNING OFFICER

GUADALAJARA, JAL, AT MAY 3 OF 2005